SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2019

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2019, incorporated by reference herein:

Exhibit

99.1     Release dated February 1, 2019, “OPERATING UPDATE FOR THE QUARTER ENDED 31 DECEMBER 2018”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 1, 2019                                         By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 31 DECEMBER 2018 AND TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2018

1.      Operating Update

The operating update of the Company for the quarter ended 31 December 2018 is as follows:

		31 Dec 2018	30 Sep 2018	% change
Production
Gold produced	kg	1 111	1 169	-5%
	oz	35 732	37 572	-5%
Gold sold	kg	1 137	1 118	2%
	oz	36 556	35 944	2%
Ore Milled	Metric (000't)	5 755	6 249	-8%
Yield	Metric (g/t)	0.193	0.187	3%

Price and costs
Average gold price received	R per kg	564 218	545 867	3%
	US per oz	1 227	1 208	2%
Adjusted EBITDA *	Rm	29.2	12.9	129%
	US$m	2.0	0.9	128%
Cash operating costs	R/t	101	94	8%
	US/t	7	7	6%
Cash operating costs	R per kg	510 245	509 979	0%
	US per oz	1 110	1 129	-2%
All-in sustaining costs **	R per kg	560 512	541 541	4%
	US per oz	1 219	1 199	2%
All-in cost **	R per kg	732 394	658 180	11%
	US per oz	1 593	1 457	9%

Capital expenditure
Sustaining	Rm	9.8	3.8	158%
	US$m	0.7	0.3	128%
Non-sustaining/growth	Rm	188.4	117.6	60%
	US$m	13.2	8.4	57%

Average R/US$ exchange rate		14.30	14.05	2%

Rounding of figures may result in computational discrepancies

* The adjusted earnings before interest, taxes, depreciation and amortisation ("EBITDA") is based on the definitions in DRDGOLD´s revolving credit facility agreements. Adjusted EBITDA is not an IFRS measure and is provided for illustrative purposes only and because of its nature, it may not fairly present the Company´s results of operations.

** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

Gold production quarter on quarter was down 5% primarily as a consequence of an 8% drop in tonnage throughput. Ergo  Mining Proprietary Limited’s lower throughput was mainly as a result of major power interruptions experienced over 11 days during the second quarter, caused by a fire at an Eskom sub-station, a lightning strike on the Brakpan tailings complex transformer yard and load-shedding by the Johannesburg Metropolitan Municipality. Overall yield showed an improvement quarter on quarter of 3%.

The increase in gold price received and gold sold contributed to an increase in adjusted EBITDA for the quarter.

The 8% increase in cash operating unit costs per ton was mainly as a result of the 8% decrease in overall throughput. Cash operating costs per kilogram were stable quarter on quarter, offset by the increase in gold sold.

All-in sustaining cost and all-in costs per kilogram include both growth and sustaining capital expenditure, as well as production costs associated with the initial commissioning of our new Far West Gold Recoveries (“FWGR”) project. Construction of this began in August 2018 and early-stage commissioning on 6 December 2018. FWGR is off to a flying start and we look forward to the benefit of its contribution in the second half of the 2019 financial year.

2.      Trading Statement

In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied, with a reasonable degree of certainty, that the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.

DRDGOLD is in the process of finalising its results for the six months ended 31 December 2018 (“Results”) and shareholders are accordingly advised that the Company has reasonable certainty that it will report a:

  loss per share of between 5.8 cents and 8.6 cents per share compared to earnings of 14.4 cents per share for the previous corresponding period; and
  headline loss per share of between 5.8 cents 8.6 cents per share compared to headline earnings of 14.3 cents per share for the previous corresponding period.

The expected decrease in earnings per share and headline earnings per share for the six months ended 31 December 2018 compared to the previous corresponding period are primarily due to the costs associated with the commissioning and start of FWGR, as well as a 3% decrease in gold produced.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors. The Company’s Results are expected to be published on SENS on or about 13 February 2019.

Johannesburg
1 February 2019

Sponsor
One Capital